Exhibit 99.1

ENTRÉE GOLD UPGRADES AND EXPANDS RESOURCES AT ANN MASON

Indicated Resource Contains 5.4 Billion Pounds of Copper and
Inferred Resource Contains 3.5 Billion Pounds of Copper

Vancouver, B.C., March 27, 2012 – Entrée Gold Inc. (TSX:ETG; NYSE AMEX:EGI; Frankfurt:EKA - "Entrée" or the "Company") is pleased to release an updated Canadian National Instrument 43-101 (“NI 43-101”) compliant mineral resource estimate for the Ann Mason deposit at Yerington, Nevada, which includes the first reported indicated resources for the deposit.  The updated resource estimate converts a large percentage of the previous inferred mineral resources to an indicated category and expands the overall size of the deposit.  These upgraded resources will form the basis for a Preliminary Economic Assessment (“PEA”) planned for completion in the second half of 2012.

Key Points

➢	Upgraded and expanded resources:
•	0.3% Copper Cut-off:

Indicated Resources – 640 million tonnes averaging 0.41% copper equivalent (“CuEq”), containing approximately 5.4 billion pounds of copper and 100 million pounds of molybdenum
Inferred Resources – 444 million tonnes averaging 0.38% CuEq, containing approximately 3.5 billion pounds of copper and 40 million pounds of molybdenum

•	0.2% Copper Cut-off:

Indicated Resources - 1.115 billion tonnes grading 0.35% CuEq containing approximately 8.04 billion pounds of copper and 160 million pounds of molybdenum
Inferred Resources - 1.131 billion tonnes grading 0.31% CuEq containing approximately 7.31 billion pounds of copper and 110 million pounds of molybdenum

➢	The boundaries of the deposit have been expanded to the north, west, southwest and to depth. Mineralization remains open and current drilling is seeking to further extend the deposit.

➢	The updated resource estimate converts approximately 75% of the previous inferred mineral resources to the indicated category.

The previous inferred resource estimate for the Ann Mason deposit was 810 million tonnes grading 0.40% copper, estimated to contain over 7 billion pounds of copper using a 0.3% copper cut-off (see news release of January 26, 2010).  Comparable moderate grade porphyry deposits in the western US have been modeled using a 0.2% copper cut-off in recent years.

Greg Crowe, President and CEO of Entrée commented, “Our belief in the potential of Ann Mason has been strengthened with this updated and upgraded resource estimate, which converts a substantial amount of previous inferred resources to indicated resources.  With over 5 billion pounds of copper estimated at the indicated level and another 3.5 billion pounds estimated at the inferred level, Ann Mason should now be recognized as a significant deposit in one of the best mining jurisdictions in the world.  The Yerington district is a well-mineralized porphyry copper camp serviced by excellent infrastructure, which contains five known major deposits including the nearby historic Yerington Mine,  which produced over 1.8 billion pounds of copper.  Recent exploration by several companies in the district, including Entrée, has defined total resources and reserves in excess of 20 billion pounds of copper. ”

Table 1.  Ann Mason Deposit Indicated and Inferred Resources - March 6, 2012

Cut-off (% Cu)	Indicated
	Tonnes (million)	Cu (%)	Mo (%)	lb Cu (billion)	lb Mo (billion)	CuEq* (%)
0.2	1,115	0.33	0.007	8.04	0.16	0.35
0.25	904	0.35	0.007	6.98	0.13	0.38
0.3	640	0.38	0.007	5.38	0.10	0.41
0.35	391	0.42	0.007	3.60	0.06	0.45
0.4	201	0.46	0.008	2.04	0.03	0.49

Cut-off (% Cu)	Inferred
	Tonnes (million)	Cu (%)	Mo (%)	lb Cu (billion)	lb Mo (billion)	CuEq* (%)
0.2	1,131	0.29	0.004	7.31	0.11	0.31
0.25	780	0.32	0.004	5.56	0.07	0.34
0.3	444	0.36	0.004	3.54	0.04	0.38
0.35	215	0.40	0.004	1.90	0.02	0.42
0.4	82	0.45	0.005	0.82	0.01	0.47

*Copper equivalent (“CuEq”) is calculated using assumed metal prices of: copper US$2.50/lb and molybdenum US$15.00/lb, and assumed metallurgical recoveries relative to copper of molybdenum 70%.

Mr. Crowe further noted, “Ann Mason bears the hallmark of a typical large copper-molybdenum porphyry deposit, comparable to other deposits throughout western North America that are either in production or are currently being financed to come into production.  An expected ongoing long-term demand for copper, accompanied by a tightening supply picture should favour deposits like Ann Mason.  We have initiated a PEA based on this resource estimate, which will incorporate results from on-going drilling, additional metallurgical test results from four composite samples and additional re-assay results of historic core samples.”

“The inclusion of the historical core re-assay data will strengthen modeling of the molybdenum domain and allow for the inclusion of gold and silver values in future resource estimates.  The original work completed by Anaconda did not include the systematic analysis of these important elements.  Metallurgical recoveries on testing completed to date have been encouraging and baseline environmental studies have also been initiated.”

Technical Discussion

Entrée contracted Quantitative Group Pty Ltd (“QG”) based in Perth, Australia to prepare the updated mineral resource estimate.  Further technical details regarding the estimate are described in a report titled “Technical Report and Updated Mineral Resource Estimate, Ann Mason Project, Nevada, USA” (“AMTR12”), which will be available on SEDAR and on the Company website at www.entreegold.com.

Approximately 30,000 metres of new drilling in 27 holes were analyzed and evaluated in conjunction with 50,200 metres (119 holes) of historic drilling to prepare this resource estimate.  This estimate also includes re-assay results from portions of 23 holes sampled by PacMag Metals in 2006 and portions of two holes sampled by Entrée in 2012.  Deposit geology, structure, alteration and sulphide zoning have been reinterpreted and modelled based on the integration of historic data with current drilling results.

The key estimation parameters used by QG are as follows:

•	Copper was interpolated using a single estimation domain created using an approximate 0.15% copper threshold. A similar but smaller domain was built for molybdenum using a 0.005% threshold.

•	Assays were composited to 5 metres in line.

•	Copp er and molybdenum variograms show that there is not a high degree of anisotropy; there is a moderate nugget effect and ranges up to 300 metres were modelled.

•	Inside the copper domain, composites above 2% were given a restricted range of influence (40 metres). For molybdenum, a similar strategy was applied at 0.01% molybdenum.

•	Estimation of 40 x 40 x 15 metre blocks was by Ordinary Kriging.

•	A single bulk density value was used inside the copper domain (2.59) and two average density values outside that domain (2.61 in quartz monzonite and 2.57 in granodiorite).

•
The resource was classified into inferred or indicated using a number of factors, taking into account confidence in the model, data spacing and various complementary geostatistical parameters, as follows:

-	Indicated: Material inside the 0.15% copper domain, with a spacing of approximately 100 x 75 metres or less and a slope of regression (a measure of conditional bias) above 0.7.
-	Inferred: Material inside the 0.15% copper domain with a spacing of >100 metres but < 175 metres (i.e. the rest of the copper domain).
-	Not Classified: All material outside the 0.15% copper domain.
•	The Ann Mason mineral resource has not been constrained by an economic pit shell, but QG’s review of the geometry and depth of the deposit, as well as the grade distribution and cut-off grades and comparison of these to similar-style deposits world-wide demonstrates that the inferred and indicated material has reasonable prospects for eventual economic extraction.

Consistency of mineralization is an important factor in being able to classify a large percentage of the overall deposit in the indicated mineral resource category.  All twenty-seven (27) holes completed by Entrée intercepted thick intervals grading 0.30% copper or higher.  In addition, the confidence in the continuity of mineralization from hole to hole has increased as in-fill results have been received and step-out drilling has proceeded westward.  Several sizeable intercepts grading over 0.5% copper have been encountered.

Advancing to PEA

A key component for advancing to a PEA was the completion of this resource estimate and finalization of AMTR12.  AGP Mining Consultants Inc., Toronto (“AGP”) has been contracted to prepare the PEA. The large tonnage of indicated and inferred mineral resources reported in this estimate at the 0.2% copper cut-off will be the basis for mining and processing scenarios evaluated in the PEA.

AGP is also preparing an independent third party resource estimate for the Blue Hill oxide-copper deposit for possible incorporation into the PEA.

The Company has forwarded two additional composites of core samples from the pyrite-chalcopyrite domain at Ann Mason to METCON Research in Tucson for additional metallurgical testing.  This round of testing will help further refine flotation parameters to be used in the PEA.

Additional quarter core samples from 22 selected historic drill holes have been submitted for analysis, however, results are still pending.

Through a combination of staking and purchase agreements, Entrée has recently acquired or entered into agreements to acquire a total of 72 unpatented and patented lode claims within, or contiguous to the boundaries of its Ann Mason Project  for aggregate costs of US$3,618,853 and 40,000 common shares.

QUALITY ASSURANCE AND CONTROL

Split core samples were prepared and analyzed at Skyline Assayers and Laboratories in Tucson, Arizona or at ALS Chemex in Vancouver, BC.  Prepared standards, blanks and duplicates are inserted at the project site to monitor the quality control of the assay data.  Additional check assays are completed at Acme Analytical Laboratories in Vancouver, BC.  Drill intersections described in this news release are based on core lengths and may not reflect the true width of mineralization.

QUALIFIED PERSONS

Scott Jackson, F. AusIMM, Principal Consultant and Director with QG, and Robert Cinits, P.Geo., Director, Technical Services with Entrée are Qualified Persons as defined by NI 43-101.  Scott Jackson and Robert Cinits supervised the preparation of the technical information in this release.

ABOUT ENTRÉE GOLD INC.

Entrée Gold Inc. is a Canadian mineral exploration company focused on the worldwide discovery and development of copper and gold prospects.  The Company has significant interests in three key copper porphyry deposits:  the Hugo North Extension and the Heruga deposits in Mongolia, and the Ann Mason deposit, located near Yerington, Nevada.

The Lookout Hill property in Mongolia completely surrounds the Oyu Tolgoi mining license held by Oyu Tolgoi LLC (“OTLLC”), a subsidiary of Ivanhoe Mines and the Government of Mongolia.  A portion of Lookout Hill (Shivee West) is 100% owned by Entrée.  The remainder is subject to a joint venture with OTLLC.  The joint venture property hosts the Hugo North Extension copper-gold deposit and the Heruga copper-gold-molybdenum deposit. The deposits are included in the larger Oyu Tolgoi mining complex – Rio Tinto is the project manager.  Excellent exploration potential remains on the property for the discovery of additional mineralized zones.

In North America, the Company is exploring for porphyry-related copper systems in Nevada, and New Mexico.  The primary North American asset is the Ann Mason property.  The Ann Mason deposit hosts an indicated mineral resource estimate of 640 million tonnes averaging 0.41% CuEq, containing approximately 5.4 billion pounds of copper and 100 million pounds of molybdenum and an inferred mineral resource estimate of 444 million tonnes grading 0.38% CuEq, containing approximately 3.5 billion pounds of copper and 40 million pounds of molybdenum, using a 0.30% copper cut-off. The property has considerable potential, both to increase the size of the Ann Mason deposit and to discover additional targets.

In addition to being a politically stable jurisdiction and close to infrastructure, the Yerington copper camp has seen significant historic copper production along with a resurgence of exploration activity and now hosts over 20 billion pounds of copper in several deposits owned by a diverse group of companies.

The Company is also seeking additional opportunities to utilize its expertise in exploring for deep and/or concealed ore deposits.  Rio Tinto and Ivanhoe Mines are major shareholders of Entrée, holding approximately 13% and 11% of issued and outstanding shares, respectively.

FURTHER INFORMATION

Monica Hamm
Manager, Investor Relations
Entrée Gold Inc.
Tel: 604-687-4777
Fax: 604-687-4770
Toll Free: 866-368-7330
E-mail: mhamm@entréegold.com

This News Release contains forward-looking statements and forward-looking information (together, “forward-looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, with respect to the potential for discovery of additional mineralized zones in Mongolia, the potential for expansion of the Ann Mason deposit and the discovery of additional targets on the Ann Mason Project, the inclusion of metallurgical test results and re-assay results of historic core samples in a Preliminary Economic Assessment, plans to prepare a Preliminary Economic Assessment on the Ann Mason Project, the potential for inclusion of gold and silver values in future resource estimates, the preparation of an independent resource estimate on the Blue Hill target, and plans for future exploration and/or development programs and budgets.  These forward-looking statements are made as of the date of this news release.  Users of forward-looking statements are cautioned that actual results may vary from the forward-looking statements contained herein.  While the Company has based these forward-looking statements on its expectations about future events as at the date that such statements were prepared, the statements are not a guarantee of the Company’s future performance and are subject to risks, uncertainties, assumptions and other factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. Such factors and assumptions include, among others, that the size, grade and continuity of deposits, and the resource estimates, have  been interpreted correctly from exploration results, that the results of preliminary test work are indicative of what the results of future test work will be, the effects of general economic conditions, the prices of copper, gold and molybdenum, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations and misjudgements in the course of preparing forward-looking statements.  In addition, there are known and unknown risk factors which could cause the Company’s actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors are described in the Company’s Annual Information Form for the financial year ended December 31, 2010, dated March 25, 2011 filed with the Canadian Securities Administrators and available at www.sedar.com.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.  The Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.